Filed Pursuant to Rule 424(b)(1)

Registration No. 333-201339

PROSPECTUS SUPPLEMENT

(to Prospectus dated December 31, 2014)

$ 175,000,000

Common Stock

We have entered into an Amended and Restated At Market Issuance Sales Agreement, which we refer to as the sales agreement, with MLV & Co. LLC (“MLV”) and FBR Capital Markets & Co. (“FBR”, each of MLV and FBR individually an “Agent” and collectively the “Agents”), relating to the sale of shares of our common stock offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the sales agreement, we are filing this prospectus supplement to allocate more shares of our common stock from our shelf registration statement on Form S-3 as filed with the Securities and Exchange Commission on December 31, 2014. We may now offer and sell shares of our common stock, $0.001 par value per share, having an aggregate offering price of up to $175 million from time to time through the Agents.

Our common stock is traded on The Nasdaq Capital Market, or the Exchange, under the symbol “TGTX.” The last reported sale price of our common stock on December 30, 2015 was $11.95 per share.

Sales of our common stock, if any, under this prospectus will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on or through the Exchange, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices, and/or any other method permitted by law. The Agents are not required to sell any specific amount, but will act as our sales agents using commercially reasonable efforts consistent with its normal trading and sales practices. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The Agents will be entitled to compensation at a commission rate of up to 3% of the gross sales price per share sold. In connection with the sale of the common stock on our behalf, each of the Agents will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the Agents will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to the Agents with respect to certain liabilities, including liabilities under the Securities Act.

Investing in these securities involves a high degree of risk. Before buying shares of our common stock, you should carefully consider the risk factors described in “Risk Factors” beginning on page 2 of the prospectus filed on December 31, 2014 and in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus and any free writing prospectus that we have authorized for use in connection with this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 31, 2015

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

Page

PLAN OF DISTRIBUTION	1

PROSPECTUS

PLAN OF DISTRIBUTION

We have entered into a sales agreement with the Agents under which we may issue and sell shares of our common stock having aggregate sales proceeds of up to $175 million from time to time through the Agents. The sales agreement filed with the SEC as an exhibit to our Current Report on Form 8-K dated December 31, 2015 and is incorporated herein by reference. The sales, if any, of shares made under the sales agreement may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 of the Securities Act, including, without limitation, sales made directly on The NASDAQ Global Select Market, on any other existing trading market for the common stock or through a market maker. In addition, with our prior consent, the Agents may also sell the common stock by any other method permitted by law, including, but not limited to, negotiated transactions. We may instruct the Agents not to sell common stock if the sales cannot be effected at or above the price designated by us from time to time. We or the Agents may suspend the offering of common stock upon notice and subject to other conditions. As an agent, the Agents will not engage in any transactions that stabilize the price of our common stock.

Each time we wish to issue and sell common stock under the sales agreement, we will notify the Agents of the number of shares to be issued, the dates on which such sales are anticipated to be made, any minimum price below which sales may not be made and other sales parameters as we deem appropriate. Once we have so instructed the Agents, unless the Agents decline to accept the terms of the notice, the Agents have agreed to use commercially reasonable efforts consistent with their respective normal trading and sales practices to sell such shares up to the amount specified on such terms. The obligations of the Agents under the sales agreement to sell our common stock are subject to a number of conditions that we must meet.

We will pay the Agents commissions for their services in acting as agents in the sale of common stock. The Agents will be entitled to compensation at a commission rate of up to 3.0% of the gross proceeds from each sale of common stock. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. In connection with the sale of the common stock on our behalf, each of the Agents will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of the Agents will be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the Agents against certain civil liabilities, including liabilities under the Securities Act. We estimate that the total expenses for the offering, excluding compensation payable to the Agents under the terms of the sales agreement, will be approximately $3.1 million.

Settlement for sales of common stock will occur on the third business day following the date on which any sales are made, or on another date that is agreed upon by us and the Agents in connection with a particular transaction, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

The offering pursuant to the sales agreement will terminate upon the earlier of (i) the issuance and sale of all common shares subject to the agreement or (ii) termination of the sales agreement as permitted therein.

The Agents and their respective affiliates may in the future provide various investment banking and other financial services for us and our affiliates, for which services they may in the future receive customary fees. To the extent required by Regulation M, the Agents will not engage in any market making activities involving our common stock while the offering is ongoing under this prospectus supplement.

$ 175,000,000

Common Stock

Prospectus Supplement

December 31, 2015